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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 — 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Notice dated April 14, 2003, regarding YPF dividend payment.

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ITEM 1

Buenos Aires, April 14, 2003

YPF dividend payment.

On April 9, 2003, the Board of Directors of YPF Sociedad Anónima approved the payment of a dividend of 5 pesos per share or per American Depositary Receipt (“ADR”), representing $1.70 per ADR at the current exchange rate, to all shareholders of record on April 21, 2003 with payments to be made to ordinary shareholders on April 22, 2003. Record date for ADR holders is still pending to be confirm by the New York Stock Exchange.

Very truly yours

Carlos Olivieri
Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 15, 2003	By:	/s/ Carlos Olivieri

		Name:	Carlos Olivieri
		Title:	Chief Financial Officer